

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Jonathan S. Huberman
Chief Executive Officer
Nogin, Inc.
1775 Flight Way STE 400
Tustin, CA 92782

      Re: Nogin, Inc.
            Registration Statement on Form S-1
            Filed February 14, 2023
            File No. 333-269765

Dear Jonathan S. Huberman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Ryan J. Lynch